Exhibit 34.1

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             Report of Independent Registered Public Accounting Firm

                Regulation AB Item 1122 HELOC Servicing Platform

The Board of Directors and Shareholder
IndyMac Bank, F.S.B.

We have examined management's assertion, included in the accompanying Management's Assertion on Compliance with Applicable Regulation AB Servicing Criteria (the "Management Assertion"), that IndyMac Bank, F.S.B. (the "Bank"), a wholly-owned subsidiary of IndyMac Bancorp, Inc., complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission's ("SEC") Regulation AB for the home equity lines of credit (HELOC) servicing compliance platform (the "Regulation AB Item 1122 HELOC Servicing Platform"), as defined in the Management Assertion, except for the instances of material noncompliance described therein, as of and for the year ended December 31, 2006, except for criteria 1122 (d)(1)(iii), 1122 (d)(2)(vi), 1122 (d)(3)(i)(C), 1122
(d)(4)(i), 1122 (d)(4)(ii), 1122 (d)(4)(vi), 1122 (d)(4)(x), 1122 (d)(4)(xi),
1122 (d)(4)(xii), 1122 (d)(4)(xiii), and 1122 (d)(4)(xv), which the Bank has determined are not applicable to the activities performed by them with respect to the Regulation AB Item 1122 HELOC Servicing Platform covered by this report. Management is responsible for the Bank's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Bank's compliance with the applicable servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset backed transactions and securities that comprise the Regulation AB Item 1122 HELOC Servicing Platform, testing of less than all of the servicing activities related to the Regulation AB Item 1122 HELOC Servicing Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the applicable servicing criteria and as permitted by the Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations ("Interpretation 17.06"). Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion.

                    A Member Practice of Ernst & Young Global



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Our examination does not provide a legal determination on the Bank's compliance with the servicing criteria.

As described in the Management Assertion, for servicing criteria 1122(d)(2)(i), 1122(d)(3)(i)(A, B, and D), 1122(d)(4)(iv), 1122(d)(4)(viii), 1122(d)(4)(ix), and 1122(d)(4)(xiv), the Bank has engaged various vendors to perform certain activities required by these servicing criteria. The Bank has determined that these vendors are not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Bank has elected to take responsibility for assessing compliance with the applicable servicing criteria applicable to each vendor as permitted by Interpretation 17.06. As permitted by Interpretation 17.06, the Bank has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with servicing criteria applicable to each vendor. The Bank is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Bank's eligibility to apply Interpretation 17.06.

Our examination disclosed the following material noncompliance with servicing criteria applicable to the Bank's Regulation AB Item 1122 HELOC Servicing Platform during the year ended December 31, 2006: 1122(d)(1)(ii), 1122(d)(2)(i), and 1122(d)(4)(iv) with respect to vendor oversight controls over applicable criteria and the documentational evidence of the performance of these controls; 1122(d)(3)(i)(A) with respect to the timeliness of submission of certain periodic servicer reports; and 1122(d)(3)(i)(B) with respect to the accuracy of certain delinquency amounts reported on the periodic servicer reports.

The information in Management Assertion's in Appendix B, Items 2 and 6, relating to remediation efforts is presented by the Bank for information purposes. Such information has not been subject to the procedures applied in our examination of Management's Assertion as described above, and accordingly, we express no opinion on it.

In our opinion, except for the material noncompliance described in the fourth paragraph above, the Bank complied with the aforementioned servicing criteria, including servicing criteria 1122(d)(2)(i), 1122(d)(3)(i)(A, B, and D), 1122(d)(4)(iv), 1122(d)(4)(viii), 1122(d)(4)(ix), and 1122(d)(4)(xiv) for which compliance is determined based on Interpretation 17.06 as described in the third paragraph above, as of and for the year ended December 31, 2006 for the Regulation AB Item 1122 HELOC Servicing Platform.


                                                /s/ Ernst & Young LLP


March 16, 2007